Mail Stop 4561

January 11, 2008

John Marino
President
1st United Bancorp, Inc.
One North Federal Hwy.
Boca Raton, Florida 33432

> **Re:** **1st United Bancorp, Inc.**
> **Amendment No. 1 to Form S-4, filed December 28, 2007**
> **File No. 333-147505**

Dear Mr. Marino:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Combined Company Pro Forma Condensed Financial information (Unaudited)

Notes to the Combined Company Pro Forma Condensed Financial information
        (Unaudited)

Note g., page 12

1.   Please revise to disclose how the combined Company expects to recover the $3.4 million deferred tax asset and over what period.

Risk Factors, page 27

General

2.   We note your response to our prior comment no. 5. However, we continue to believe that any discussion of "additional" risks and uncertainties apart from the individual risk factors is confusing. Please revise to delete this language.

Opinion of The Carson Medlin Company, page 32

3.   We note your response to our prior comment no. 8. Please revise the added language to clarify, if true, that the approximately $486,000 fee is *contingent* upon the successful completion of the merger.

Summary Compensation Table, page 162

4.   As previously requested, please include compensation information in the table for the three most highly compensated executive officers other than the PEO and PFO. See Item 402 of Regulation S-K.

Exhibit 8.1

5.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Exhibit 99

6.   As previously requested, please file as an exhibit to the registration statement a copy of the Carson Medlin board book for the transaction. Refer to Item 21(c) of Form S-4. You cannot request Rule 83 treatment for information that is required to be filed.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Schroeder at 202-551-3294 or Donald Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at 202-551-3436 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Michael V. Mitrione, Esq
        Marybeth Bosko, Esq.
        Gunster, Yoakley & Stewart, P.A.
        777 S. Flagler Drive, Ste. 500 East
        West Palm Beach, Florida 33401